Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
RANDGOLD SIGNS AGREEMENT TO SELL INTEREST IN KIAKA
London, 19 October 2009 - Randgold Resources Limited has signed a definitive agreement with Volta Resources Inc (“Volta”)(TSX:VTR) to sell its entire interest in the Kiaka gold project in Burkina Faso to Volta for an aggregate cash consideration of CAN$4 million and an aggregate share consideration of 20 million common shares in Volta, to be paid and issued over a period of 24 months.
The Toronto-based and TSX-listed Volta is a mineral exploration company with a strong focus on gold properties in West Africa, where it has active programmes in Burkina Faso, Ghana and Mali.
The transaction will be conditional upon the approval of Volta shareholders, receipt of third party consents and regulatory approvals, including the approval of the Toronto Stock Exchange, which are expected to be received in the first half of November.
RANDGOLD RESOURCES ENQUIRIES
Chief Executive
Dr Mark Bristow
+44 788 071 1386 / +44 779 775 2288
Financial Director
Graham Shuttleworth
+44 1534 735 333 / +44 779 614 4438
ARBUTHNOT SECURITIES (Financial Adviser to Randgold)
John Prior / Ed Gay
+44 20 7012 2100
Investor & Media Relations
Kathy du Plessis
+44 20 7557 7738
randgoldresources@dpapr.com
Website: www.randgoldresources.com
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and Tongon and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2008 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 15 May 2009 and other filings made with the SEC. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors: the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7. Randgold Resources does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.